UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of October 2026

Commission File Number 001-42892

Agencia Comercial Spirits Ltd

(Exact name of registrant as specified in its charter)

No. 23-1, Shenzun Rd., Shengang Dist.
Taichung City 429014, Taiwan (R.O.C.)

(Address of Principal Executive Office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒        Form 40-F  ☐

Information Contained in this Form 6-K Report

Conditional Land Acquisition for AI Computing Infrastructure in Indonesia

On October 8, 2026, Agencia Comercial Spirits Ltd (the “Company”), through an Indonesian subsidiary (the “Subsidiary”), entered into a conditional land sale and purchase agreement with an unaffiliated third party to acquire approximately seven hectares of land in West Java, Indonesia. Held under an Indonesian Right to Build (Hak Guna Bangunan, or “HGB”) title, the land is designated for the planned development of high-performance computing, AI computing infrastructure, and data center facilities alongside the Company’s core whisky business.

The aggregate land purchase consideration and reimbursement of electricity connection fees are equivalent to approximately US$30 million to US$40 million (denominated in Indonesian Rupiah and subject to exchange rate movements), payable in stages based on transaction milestones and closing conditions. Execution of the final land transfer deed is targeted on or before January 31, 2027, subject to mutual agreement.

Completion remains subject to customary and specific closing conditions, including due diligence, HGB title extensions, electricity and water supply transfers, completion of interconnection works, and the resolution of an identified land-title matter. The acquisition does not itself establish operational computing capacity or generate customer revenue, and completion remains subject to financing, title, utility, regulatory, and execution risks.

Forward Looking Statements

Matters discussed in this report may constitute forward-looking statements. Forward-looking statements include statements concerning plans, objectives, goals, strategies, future events or performance, and underlying assumptions and other statements, which are other than statements of historical facts. The words “believe”, “may”, “intend”, “expect”, “pending” and similar expressions identify forward-looking statements. The forward-looking statements in this report are based upon various assumptions. Although we believe that these assumptions were reasonable when made, because these assumptions are inherently subject to significant uncertainties and contingencies which are difficult or impossible to predict and are beyond our control, we cannot assure you that we will achieve or accomplish these expectations.

EXHIBIT INDEX

The following exhibits are being filed herewith:

Exhibit No.	Description
99.1	Press Release of the Company dated October 14, 2026

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Agencia Comercial Spirits Ltd

Date: October 14, 2026	By:	/s/ Tsai Yi Yang
	Name:	Tsai Yi Yang
	Title:	Director and Chief Executive Officer

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